Exhibit (a)(1)(A)

STRATEGIC HOTELS & RESORTS, INC.

OFFER TO PURCHASE

FOR CASH ANY AND ALL OF STRATEGIC HOTEL FUNDING, L.L.C.’S

OUTSTANDING 3.50% EXCHANGEABLE SENIOR NOTES DUE 2012

THE TENDER OFFER (AS DEFINED BELOW) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 7, 2010 (INCLUSIVE OF JUNE 7, 2010), UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS OF THE EXCHANGEABLE NOTES (AS DEFINED BELOW) MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR EXCHANGEABLE NOTES ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER OFFER CONSIDERATION (AS DEFINED BELOW). EXCHANGEABLE NOTES MAY BE WITHDRAWN AT OR PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER.

Strategic Hotels & Resorts, Inc., a Maryland corporation (“Strategic,” the “Company,” “we,” “us” or “our”) hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), any and all of Strategic Hotel Funding L.L.C.’s (“SH Funding”) outstanding 3.50% Exchangeable Senior Notes due 2012 from each registered holder of Exchangeable Notes (each, a “Holder”). SH Funding’s 3.50% Exchangeable Senior Notes due 2012, CUSIP No. 86272XAA5, are referred to herein as the “Exchangeable Notes” and our offer to purchase such Exchangeable Notes pursuant to the Offer Documents is referred to herein as the “Tender Offer.” As of May 10, 2010, there was $180.0 million aggregate principal amount of Exchangeable Notes outstanding. SH Funding is a subsidiary of the Company.

Subject to the terms and conditions of the Tender Offer, Holders who validly tender, and do not validly withdraw, their Exchangeable Notes pursuant to the Tender Offer at or prior to the Expiration Date, will receive $1,000 for each $1,000 principal amount of Exchangeable Notes purchased pursuant to the Tender Offer (the “Tender Offer Consideration”), plus accrued and unpaid interest to, but not including, the date on which we will pay the Tender Offer Consideration in respect of the Exchangeable Notes validly tendered (and not validly withdrawn) and accepted for purchase by us (the “Settlement Date”). The Settlement Date is expected to occur promptly following the Expiration Date.

The Tender Offer is not conditioned on any minimum amount of Exchangeable Notes being tendered. However, the Tender Offer is conditioned on the consummation of the proposed public offering of shares of the Company’s common stock announced on May 10, 2010 (the “Equity Offering”) and receipt of at least $200.0 million of gross proceeds therefrom, and is subject to the satisfaction or waiver of the other conditions to the Tender Offer set forth herein. This Tender Offer shall not constitute an offer to sell or the solicitation of an offer to buy the shares of the Company’s common stock in the Equity Offering.

We reserve the right, at any time or at various times, subject to applicable law, to waive any and all of the conditions to the Tender Offer, in whole or in part, other than those conditions dependent upon the receipt of necessary government approvals. We further expressly reserve our right to amend or terminate the Tender Offer.

The outstanding Exchangeable Notes are represented by global certificates registered in the name of The Depository Trust Company or its nominee (“DTC”). As a result, all Holders electing to tender pursuant to this Tender Offer must do so pursuant to DTC’s book-entry procedures.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Tender Offer. In particular, see “Certain Significant Considerations” beginning on page 27 for a discussion of certain factors you should consider in connection with this Tender Offer.

NONE OF STRATEGIC, SH FUNDING, THE DEALER MANAGERS (AS DEFINED HEREIN), THE INFORMATION AGENT (AS DEFINED HEREIN), THE DEPOSITARY (AS DEFINED HEREIN) OR THE TRUSTEE FOR THE EXCHANGEABLE NOTES OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER.

THE TENDER OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THE TENDER OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Dealer Managers for the Tender Offer are:

J.P. Morgan	Deutsche Bank Securities

May 10, 2010

Other Matters

Under no circumstances will any interest on the Tender Offer Consideration be payable because of any delay in the transmission of funds to Holders by the Depositary or DTC. Exchangeable Notes accepted for purchase by Strategic will be returned to the trustee for the Exchangeable Notes for cancellation.

Notwithstanding any other provision of the Tender Offer, Strategic’s obligation to accept for purchase, and to pay for, Exchangeable Notes validly tendered (and not validly withdrawn) pursuant to the Tender Offer is subject to and conditioned upon, the satisfaction of, or, where applicable, its waiver of, the conditions to the Tender Offer, other than, in the case of any waiver, those conditions to the Tender Offer dependent upon the receipt of necessary government approvals, set forth herein. See “Terms of the Tender Offer—Conditions to the Tender Offer.”

Strategic reserves the right, subject to applicable law, to:

•	waive any and all conditions to the Tender Offer, other than those conditions dependent upon the receipt of necessary government approvals;

•	extend, withdraw or terminate the Tender Offer; or

•	otherwise amend the Tender Offer in any respect, including, without limitation, to increase the Tender Offer Consideration.

If the Tender Offer is terminated, the Exchangeable Notes tendered pursuant to the Tender Offer will promptly be returned to the tendering Holders.

None of Strategic, SH Funding, the Depositary, the Information Agent, the Dealer Managers or the trustee for the Exchangeable Notes or any of their respective affiliates is making any recommendation as to whether Holders should tender Exchangeable Notes in response to the Tender Offer.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

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IMPORTANT INFORMATION

Any Holder desiring to tender Exchangeable Notes should (a) tender through DTC pursuant to DTC’s Automated Tender Offer Program (“ATOP”), (b) request the Holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction or (c) if the Exchangeable Notes are held in certificated form, complete and sign the accompanying Letter of Transmittal or a facsimile copy of the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and deliver the certificates for the tendered Exchangeable Notes to the Depositary. A Holder with Exchangeable Notes held through a broker, dealer, commercial bank, trust company or other nominee must contact that party if such Holder desires to tender those Exchangeable Notes and give that party appropriate instructions to tender such Exchangeable Notes on the Holder’s behalf. Tendering Holders will not be obligated to pay brokerage fees or commissions to any of Strategic, SH Funding, the Dealer Managers, the Depositary or the Information Agent. Holders whose Exchangeable Notes are held by a nominee should contact such nominee to determine whether a fee will be charged for tendering Exchangeable Notes pursuant to the Tender Offer.

There are no guaranteed delivery provisions applicable to the Tender Offer. Holders must tender their Exchangeable Notes in accordance with the procedures set forth under “Terms of the Tender Offer—Procedures for Tendering.”

Upon the terms and subject to the satisfaction or waiver of all conditions set forth herein and in the Letter of Transmittal, the Company will notify the Depositary, promptly after the Expiration Date, of which Exchangeable Notes tendered are accepted for payment pursuant to the Tender Offer. If a Holder validly tenders its Exchangeable Notes on or prior to the Expiration Date and does not validly withdraw its Exchangeable Notes on or prior to the Expiration Date and the Company accepts such Exchangeable Notes for payment, subject to the terms and conditions of the Tender Offer, the Company will pay such Holder the Tender Offer Consideration, plus accrued and unpaid interest to, but not including, the Settlement Date, for such Exchangeable Notes on the Settlement Date.

Any extension, termination or amendment of the Tender Offer will be followed as promptly as practicable by a public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously announced Expiration Date. The foregoing rights are in addition to our right to delay acceptance for payment of any Exchangeable Notes tendered or the payment for Exchangeable Notes accepted for payment in order to comply in whole or in part with any applicable law, subject to Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

Requests for additional copies of this Offer to Purchase and the Letter of Transmittal and requests for assistance relating to the procedures for tendering Exchangeable Notes may be directed to the Information Agent at its address and telephone numbers on the back cover of this Offer to Purchase. Requests for assistance relating to the terms and conditions of the Tender Offer may be directed to either of the Dealer Managers at their respective addresses and telephone numbers on the back cover of this Offer to Purchase. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Tender Offer.

This Offer to Purchase contains important information that Holders are urged to read before making any decision with respect to the Tender Offer.

This Offer to Purchase does not constitute an offer to purchase Exchangeable Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or “blue sky” laws. In those jurisdictions where the securities, “blue sky” or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on the Company’s behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of Strategic or SH Funding since the date hereof.

No foreign, federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this Offer to Purchase. Any representation to the contrary is unlawful and may be a criminal offense.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase or the Letter of Transmittal, and, if given or made, such information or representation may not be relied upon as having been authorized by Strategic, SH Funding, the Dealer Managers, the Depositary, the Information Agent or the trustee for the Exchangeable Notes.

From time to time following the Expiration Date or other date of termination of the Tender Offer, subject to applicable law, Strategic or its affiliates may acquire any Exchangeable Notes that are not tendered pursuant to such Tender Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Strategic or its affiliates may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof Strategic or its affiliates will choose to pursue in the future.

Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither Strategic nor its affiliates may purchase any Exchangeable Notes other than pursuant to the Tender Offer until 10 business days after the Expiration Date or other date of termination of the Tender Offer.

IMPORTANT DATES

Holders of Exchangeable Notes should take note of the following important dates in connection with the Tender Offer:

Date	Calendar Date and Time	Event
Expiration Date	12:00 midnight, New York City time, on June 7, 2010 (inclusive of June 7, 2010), unless extended by Strategic in its sole discretion or as required by law.

The deadline for Holders to validly tender Exchangeable Notes in order to be eligible to receive the Tender Offer Consideration for such Exchangeable Notes, subject to the terms and conditions of the Tender Offer.

Exchangeable Notes tendered in the Tender Offer may not be withdrawn after the Expiration Date, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by Strategic).

Settlement Date	The payment date for the Tender Offer is expected to occur promptly following the Expiration Date.	Strategic will, or will cause one or more of its subsidiaries to, deposit with the Depositary or, upon the Depositary’s instructions, with DTC the amount of cash necessary to pay, or arrange for payment to, each Holder of Exchangeable Notes that are accepted for payment the Tender Offer Consideration plus accrued and unpaid interest to, but not including, the Settlement Date in respect of such Exchangeable Notes.

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SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Each undefined capitalized term used in this Summary has the meaning set forth elsewhere in this Offer to Purchase.

The Offeror	Strategic is a Maryland corporation, with its principal corporate offices located at 200 West Madison Street, Suite 1700, Chicago, Illinois 60606. Strategic’s telephone number is (312) 658-5000.

Exchangeable Notes	The 3.50% Exchangeable Senior Notes due 2012, or the Exchangeable Notes, were issued by SH Funding. As of May 10, 2010, there was $180.0 million aggregate principal amount of Exchangeable Notes outstanding.

The Tender Offer	Strategic is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, any or all of the outstanding Exchangeable Notes. Tenders of Exchangeable Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Following completion of the Tender Offer, any such Exchangeable Notes purchased in the Tender Offer will be cancelled.

Tender Offer Consideration	The Tender Offer Consideration for the Exchangeable Notes shall be $1,000 per $1,000 principal amount of Exchangeable Notes purchased pursuant to the Tender Offer.

Accrued Interest	Accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date will be paid on the Exchangeable Notes purchased pursuant to the Tender Offer.

Withdrawal Rights	Tenders of Exchangeable Notes may be withdrawn at any time on or prior to the Expiration Date, but not thereafter, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by Strategic).

Expiration Date	12:00 midnight, New York City time, on June 7, 2010 (inclusive of June 7, 2010), unless extended by Strategic in its sole discretion or as required by law, in which case the Expiration Date will be such date to which the Expiration Date is extended.

Settlement Date	The Settlement Date for the Tender Offer will occur promptly following the Expiration Date. The Tender Offer Consideration for the Exchangeable Notes accepted for payment together with accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date will be payable on such Exchangeable Notes on the Settlement Date.

Acceptance of Tendered Exchangeable Notes and Payment	Upon the terms of the Tender Offer and subject to the satisfaction or waiver of the conditions, other than, in the case of any waiver, those conditions dependent upon the receipt of necessary government approvals, to the Tender Offer specified in this Offer to Purchase, Strategic will (a) accept for purchase Exchangeable Notes validly tendered (or defectively tendered, if Strategic waives such defect) and not validly withdrawn, and (b) promptly pay the Tender Offer Consideration (plus accrued and unpaid interest), on the Settlement Date for all Exchangeable Notes accepted for purchase in the Tender Offer. Strategic reserves the right, subject to applicable law, to increase the Tender Offer Consideration in its sole discretion.

Conditions to the Tender Offer	Strategic’s obligation to accept for purchase, and pay for, validly tendered Exchangeable Notes that have not been validly withdrawn is conditioned on the closing of the Equity Offering and receipt of at least $200.0 million of gross proceeds therefrom and is subject to and conditioned upon satisfaction or, where applicable, waiver of the other conditions set forth herein, other than, in the case of any waiver, those conditions dependent upon the receipt of necessary government approvals, set forth herein. See “Terms of the Tender Offer—Conditions to the Tender Offer.” The Tender Offer is not conditioned on any minimum amount of Exchangeable Notes being tendered. Strategic expressly reserves the right, in its sole discretion in accordance with applicable law, to amend or terminate the Tender Offer.

How to Tender Exchangeable Notes	See “Terms of the Tender Offer—Procedures for Tendering.” For further information, call the Depositary, the Information Agent or the Dealer Managers, or consult your broker, dealer, commercial bank or trust company for assistance.

Purpose of the Tender Offer; Source of Funds	The purpose of the Tender Offer is to purchase and cancel any or all of the Exchangeable Notes prior to their maturity, which is expected to reduce our consolidated indebtedness and interest expense.

Strategic intends to finance the Tender Offer with the proceeds of the Equity Offering. The Tender Offer is subject to the consummation of the Equity Offering and receipt of at least $200.0 million of gross proceeds therefrom. There can be no assurance that the Equity Offering will be completed. The Offer to Purchase and the accompanying Letter of Transmittal are not an offer to sell or a solicitation of an offer to buy shares of our common stock in the Equity Offering.

Certain Considerations	See “Certain Significant Considerations” for a discussion of certain factors that should be considered in evaluating the Tender Offer.

Certain United States Federal Income Tax Considerations	For a discussion of certain United States Federal income tax considerations applicable to Holders of Exchangeable Notes participating in the Tender Offer, see “Certain United States Federal Income Tax Considerations.”

Untendered or Unpurchased Exchangeable Notes	Any tendered Exchangeable Notes that are not accepted for purchase by Strategic will be returned without expense to the tendering Holders. Exchangeable Notes not tendered or otherwise not purchased pursuant to the Tender Offer will remain outstanding. Any Exchangeable Notes that remain outstanding will continue to be the obligation of SH Funding. Holders of those Exchangeable Notes will continue to have all the rights associated with those Exchangeable Notes. To the extent that Exchangeable Notes are purchased pursuant to the Tender Offer, the aggregate principal amount of Exchangeable Notes that remains outstanding will be reduced. This may adversely affect the liquidity of and, consequently, the market price for the Exchangeable Notes that remain outstanding.

Dealer Managers	J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint Dealer Managers in connection with the Tender Offer (the “Dealer Managers”). The Dealer Managers’ contact information appears on the back cover of this Offer to Purchase.

Information Agent	Global Bondholder Services Corporation is serving as the Information Agent in connection with the Tender Offer. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent. The Information Agent’s contact information appears on the back cover of this Offer to Purchase.

Depositary	Global Bondholder Services Corporation is serving as the Depositary in connection with the Tender Offer. The Depositary’s contact information appears on the back cover of this Offer to Purchase.

INFORMATION ABOUT STRATEGIC

We are an industry-leading owner and asset manager of high-end hotels and resorts. We own a quality portfolio of upper upscale and luxury hotels and resorts in desirable North American and European locations. We own unique hotels with complex operations, sophisticated customers and multiple revenue streams. Our properties are diverse and include large convention hotels, business hotels and resorts, which are operated by internationally known hotel management companies under management contracts or operating leases. Our existing hotels are operated under the widely-recognized upper upscale and luxury brands of Fairmont®, Four Seasons®, Hyatt®, InterContinental®, Loews®, Marriott®, Ritz-Carlton® and Westin®. The Hotel del Coronado is operated by a specialty management company, KSL Resorts. We seek to maximize asset values and operating results through asset management.

We operate as a self-administered and self-managed real estate investment trust (“REIT”) managed by our board of directors and executive officers and conduct our operations through our direct and indirect subsidiaries, including SH Funding, our operating partnership. We are the managing member of SH Funding and hold approximately 99% of its membership units. We own our properties through our investment in SH Funding and manage all business aspects of SH Funding, including the sale and purchase of hotels, the investment in these hotels and the financing of our operating partnership and its assets.

As of May 10, 2010, we wholly own or lease 14 hotels, have a 51% interest in affiliates that own two hotels where we asset manage such hotels and have a 45% interest in and act as asset manager for a joint venture that owns one hotel. We own land held for development adjacent to our Four Seasons Punta Mita Resort, Loews Santa Monica Beach Hotel and Fairmont Scottsdale hotel. We also own a 31% interest in a joint venture with two unaffiliated parties that is developing the fractional ownership program known as the Four Seasons Residence Club Punta Mita.

We were incorporated in Maryland in January 2004 and went public in an initial public offering in June 2004. Our principal executive office is located at 200 West Madison Street, Suite 1700, Chicago, Illinois 60606 and our telephone number is (312) 658-5000. We operate under the name Strategic Hotels & Resorts and maintain an Internet site at http://www.strategichotels.com which contains information concerning us and our subsidiaries. Information included or referred to on, or otherwise accessible through, our website is not incorporated by reference or otherwise a part of this Offer to Purchase.

Recent Developments

Equity Offering

We are proposing to issue 40,000,000 shares of our common stock (or 46,000,000 shares if the underwriters exercise their over-allotment option in full) in an underwritten public offering and expect to receive approximately $203 million in net proceeds from the sale of the common stock to be issued in such offering ($234 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses based on an assumed public offering price of $5.31 per share, which was the last reported sale price for our common stock on the New York Stock Exchange (the “NYSE”) on May 7, 2010.

We intend to use the net proceeds from the Equity Offering to fund our offer to purchase any and all of the outstanding $180.0 million aggregate principal amount of our Exchangeable Notes tendered and accepted for purchase pursuant to the Tender Offer.

We intend to use the remaining net proceeds from the Equity Offering for general corporate purposes, including, without limitation, repurchasing from time to time in the open market or otherwise any remaining outstanding Exchangeable Notes, reducing our borrowings under our secured bank credit facility, repaying other debt, and funding capital expenditures and working capital.

Refinancing of Westin St. Francis and Fairmont Chicago

On April 27, 2010, SHR St. Francis, L.L.C. (“the St. Francis Borrower”), an indirect wholly-owned subsidiary of SH Funding, and SHC Columbus Drive, LLC (“the Fairmont Borrower”), a wholly-owned subsidiary of SH Funding, entered into a mortgage loan application (“the Loan Agreement”) with Metropolitan Life Insurance Company (“MetLife”) providing for the refinancing of the existing mortgage loans on the Westin St. Francis San Francisco hotel and Fairmont Chicago hotel. Prior to the refinancing, the St. Francis Borrower and the Fairmont Borrower each held variable rate mortgage loans with MetLife, which included a $220.0 million loan secured by the Westin St. Francis hotel and a $123.75 million loan secured by the Fairmont Chicago hotel. Under the refinancing, which closed on May 5, 2010:

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the refinanced debt is cross-collateralized with a total principal amount of $317.75 million, of which $220.0 million is allocated to the Westin St. Francis hotel and $97.75 million is allocated to the Fairmont Chicago hotel;

•	the mortgage loans were converted from LIBOR-based variable loans to fixed rate loans with interest payable monthly at an annual interest rate of 6.09%;

•	the maturities of the loans were extended from August 1, 2011 (Westin St. Francis) and April 1, 2012 (Fairmont Chicago), in each case, until June 1, 2017;

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during the initial approximately 18-month period, the St. Francis Borrower and the Fairmont Borrower will pay interest only and thereafter, will pay equal payments of interest and principal based on a 20-year amortization schedule;

•	principal of $26.0 million related to the mortgage loan on the Fairmont Chicago hotel was repaid; and

•	a $5.5 million debt reserve was established, which can be released in the future if certain thresholds prescribed in the loan documents associated with the refinancing are met.

At the closing of the refinancing, the St. Francis Borrower and the Fairmont Borrower (i) issued promissory notes in the amount of $220.0 million and $97.75 million, respectively, in favor of MetLife and (i) executed a deed of trust and a mortgage security agreement, respectively. In addition, each of the borrowers entered into a guaranty in favor of the lender that provided a guaranty of the obligations of the other borrower on the specified terms. The loans and each guaranty are secured by, among other things, the Westin St. Francis San Francisco hotel and the Chicago Fairmont hotel. Moreover, in connection with the refinancing, SH Funding entered into a guaranty in favor of MetLife with respect to the repayment of each loan. These two guaranties provide that SH Funding would be obligated to repay all or a portion of the loans if the St. Francis Borrower or the Fairmont Borrower, SH Funding or other affiliates take certain actions that are expressly prohibited by the loan documents, including misapplication of insurance proceeds, failure to fund reserves for property taxes and insurance, transfers of property or equity interests in contravention to contractual provisions contained in the loan documents or other actions commonly included in so-called “non-recourse carve out guaranties.”

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. We also maintain an Internet site at www.strategichotels.com that contains information concerning us, including the reports we file with the SEC. Other than the documents specifically incorporated by reference into this Offer to Purchase below, the information contained or referred to on our website is not incorporated by reference in this Offer to Purchase and is not a part of this Offer to Purchase.

We have filed with the SEC a tender offer statement on Schedule TO pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Tender Offer. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same place and in the same manner as set forth in the previous paragraph.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this Offer to Purchase.

The following documents, which have been filed with the SEC (File No. 001-32223), are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 9, 2010;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the SEC on May 6, 2010; and

•	Our Current Reports on Form 8-K filed with the SEC on February 23, 2010, March 9, 2010 and May 3, 2010.

Information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K, including the related exhibits, is not incorporated by reference in this Offer to Purchase.

In addition, this Offer to Purchase constitutes a part of the Schedule TO filed by Strategic with the SEC on May 10, 2010 pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference into this Offer to Purchase. The Company will, to the extent required by applicable laws and regulations, file an amendment to the Schedule TO to incorporate by reference future periodic filings Strategic makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Any statement contained in an incorporated document shall be deemed to be modified or superseded for the purpose of this Offer to Purchase to the extent that a statement contained herein modifies or supersedes such statement. Any such statement or statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase. All information appearing in this Offer to Purchase is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the incorporated documents, except to the extent set forth in the immediately preceding sentence. Statements contained in this Offer to Purchase as to the contents of any contract or other document referred to in this Offer to Purchase do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

We will provide without charge to each person to whom an Offer to Purchase is delivered, upon the written request of such person, a copy of any and all of the information incorporated by reference in this Offer to Purchase (excluding exhibits to such information unless such exhibits are specifically incorporated by reference herein). Requests should be directed to the Information Agent at its address set forth on the back cover page of this Offer to Purchase. The information contained or incorporated by reference in this Offer to Purchase does not purport to be complete and should be read together with the information contained in the incorporated documents.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Offer to Purchase and the Letter of Transmittal and, if given or made, such information or representation may not be relied upon as having been authorized by Strategic, SH Funding, the Dealer Managers, the Depositary or the Information Agent. You should rely only on the information contained or incorporated by reference in this Offer to Purchase and the Letter of Transmittal or to which we have referred you.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the information incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which involve certain risks and uncertainties. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements are identified by their use of such terms and phrases as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “predicts,” “potential,” “seeks,” “anticipates,” “anticipated,” “should,” “could,” “may,” “will,” “designed to,” “foreseeable future,” “believe,” “believes” and “scheduled” and similar expressions. Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference into this Offer to Purchase, whether as a result of new information, future events, changes in our expectations or otherwise.

Our actual results may differ significantly from any results expressed or implied by these forward-looking statements. Some, but not all, of the factors that might cause such a difference include, but are not limited to:

•	the effects of the current general global economic recession upon business and leisure travel and the hotel markets in which we invest;

•	our liquidity and refinancing demands;

•	our ability to obtain or refinance maturing debt;

•	our ability to maintain compliance with covenants contained in our debt facilities;

•	our ability to dispose of properties in a manner consistent with our investment strategy and liquidity needs;

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stagnation or further deterioration in economic and market conditions, particularly impacting business and leisure travel spending in the markets where our hotels operate and in which we invest, including luxury and upper-upscale product;

•	contagious disease outbreaks, including the H1N1 virus (swine flu) outbreak;

•	availability of capital;

•	our failure to maintain effective internal control over financial reporting and disclosure controls and procedures;

•	risks related to natural disasters;

•	increases in interest rates and operating costs;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	rising insurance premiums;

•	delays and cost-overruns in construction and development;

•	marketing challenges associated with entering new lines of business or pursuing new business strategies;

•	general volatility of the capital markets and the market price of our shares of common stock;

•	our failure to maintain our status as a REIT;

•	increases in real property tax rates;

•	changes in the competitive environment in our industry and the markets where we invest;

•	changes in real estate and zoning laws or regulations;

•	legislative or regulatory changes, including changes to laws governing the taxation of REITs;

•	changes in generally accepted accounting principles, policies and guidelines;

•	litigation, judgments or settlements;

•

hostilities, including future terrorist attacks, or the apprehension of hostilities, in each case that affect travel within or to the United States, Mexico, Czech Republic, Germany, France, England or other countries where we invest; and

•	the risk factors set forth in “Certain Significant Considerations” and the risk factors contained in the information incorporated by reference herein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements.

PURPOSE OF THE TENDER OFFER; SOURCE OF FUNDS

The purpose of the Tender Offer is to purchase and cancel any and all of the outstanding Exchangeable Notes prior to their maturity, which is expected to reduce our consolidated indebtedness and interest expense. We will deliver the Exchangeable Notes that we purchase in the Tender Offer to the trustee for the Exchangeable Notes for cancellation, and these Exchangeable Notes will cease to be outstanding. Any Exchangeable Notes that remain outstanding after the completion of the Tender Offer will continue to be SH Funding’s obligations. Holders of these Exchangeable Notes will continue to have all rights associated with these Exchangeable Notes. We are not seeking the approval of Holders for any amendment to the Exchangeable Notes or the indenture governing the Exchangeable Notes.

The total amount of funds required to purchase all of the outstanding Exchangeable Notes is estimated to be approximately $182 million, including the accrued and unpaid interest to, but not including, the Settlement Date and estimated fees and expenses related to the Tender Offer. We intend to finance such purchase with the proceeds of the Equity Offering. The Tender Offer is conditioned on the consummation of the Equity Offering and receipt of at least $200.0 million of gross proceeds therefrom. There can be no assurance that the Equity Offering will be completed. If the Equity Offering is not completed, we will not be required to accept for purchase, or to pay for, any Exchangeable Notes tendered in the Tender Offer. This Offer to Purchase and the accompanying Letter of Transmittal are not an offer to sell, or a solicitation of an offer to buy, shares of our common stock offered in the Equity Offering.

TERMS OF THE TENDER OFFER

General

We are offering to purchase for cash any and all of the outstanding Exchangeable Notes, upon the terms and subject to the conditions set forth in this Offer to Purchase. The consideration offered for the Exchangeable Notes validly tendered, not validly withdrawn on or prior to the Expiration Date and accepted for purchase will be the Tender Offer Consideration in the amount of $1,000 for each $1,000 principal amount of Exchangeable Notes purchased pursuant to the Tender Offer, which will be payable on the Settlement Date.

Upon the terms and subject to the conditions of the Tender Offer, in addition to the Tender Offer Consideration, Holders, who validly tender and do not validly withdraw their Exchangeable Notes in the Tender Offer and whose Exchangeable Notes are accepted for purchase, will also be paid accrued and unpaid interest on such Exchangeable Notes from the last interest payment date to, but not including, the Settlement Date, payable on the Settlement Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depositary or DTC.

None of the Company, SH Funding, the Dealer Managers, the Depositary, the Information Agent or the trustee of the Exchangeable Notes or any of their respective affiliates makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Exchangeable Notes and none of them has authorized any person to make any such recommendation. Holders must make their own decisions with regard to tendering Exchangeable Notes.

Conditions to the Tender Offer

Notwithstanding any other term of the Tender Offer, and in addition to (and not in limitation of) our right to extend or amend the Tender Offer at any time, in our sole discretion, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rules 13e-4 and 14e-1 under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Exchangeable Notes, and may terminate the Tender Offer, if, before such time as any Exchangeable Notes have been accepted for payment pursuant to the Tender Offer, the Equity Offering has not been consummated, or we have not received at least $200.0 million of gross proceeds therefrom, or any of the following events or conditions exist or shall occur and remain in effect or shall be determined by us in our reasonable judgment to exist or have occurred:

(1) there shall have been instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign (or any such action, suit or proceeding has been threatened in writing by any such body or person), or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Tender Offer or the acquisition of Exchangeable Notes pursuant to the Tender Offer, or is otherwise related in any manner to, or otherwise affects, the Tender Offer;

(2) there shall have been any action taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer, Strategic, or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign (or any such action has been threatened in writing by any such body), which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in paragraph (1) above;

(3) we have determined in our reasonable judgment that the acceptance for payment of, or payment for, some or all of the Exchangeable Notes in the Tender Offer would violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which Strategic or any of our subsidiaries, may be bound or subject;

(4) at any time on or after the date of this Offer to Purchase, any change (or any condition, event or development involving a prospective change) shall have occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of Strategic or any of its subsidiaries, which, in our reasonable judgment, is or may be materially adverse, or we will have become aware of any fact which, in our reasonable judgment, has or may have material adverse significance with respect to Strategic or any of our subsidiaries;

(5) the trustee for the Exchangeable Notes shall have objected in any respect to, or takes any action that would be reasonably likely to materially and adversely affect the consummation of the Tender Offer or takes any action that challenges the validity or effectiveness of the procedures used by us in consummating the Tender Offer;

(6) at any time on or after the date of this Offer to Purchase, there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or market in the United States for a period in excess of three hours;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in our reasonable judgment, might materially adversely affect the extension of credit by banks or other lending institutions in the United States;

•

the commencement or declaration of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States since the close of business on the date of this Offer to Purchase;

•	a material adverse change in United States currency exchange rates or a suspension of, or limitation on, the markets for U.S. dollars;

•	a material impairment in the trading market for debt securities in the United States;

•	in the case of any of the foregoing existing at the opening of business on the date of this Offer to Purchase, a material acceleration or worsening thereof; or

(7) any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to us, which, in our reasonable judgment in any such case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Tender Offer and/or with such acceptance for payment or payment.

The foregoing conditions are for our sole benefit and the failure of any such condition to be satisfied may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to any such failure and any such failure may be waived by us, other than those conditions dependent upon the receipt of necessary government approvals, in whole or in part at any time and from time to time in our sole discretion.

If any of the foregoing conditions to the Tender Offer shall not have been satisfied or waived by us, other than, in the case of any waiver, those conditions dependent upon the receipt of necessary government approvals, we reserve the right, but will not be obligated, subject to applicable law, to:

•	return Exchangeable Notes tendered pursuant to the Tender Offer to tendering Holders;

•

waive all unsatisfied conditions, other than those dependent upon the receipt of necessary government approvals, and accept for payment and purchase all Exchangeable Notes that are validly tendered on or prior to the Expiration Date;

•	extend the Expiration Date and retain all tendered Exchangeable Notes until the purchase date for the Tender Offer; or

•	otherwise amend the Tender Offer.

Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Subject to applicable law, we may also terminate the Tender Offer in our sole discretion.

Plans, Proposals or Negotiations

Except as disclosed in this Offer to Purchase (including documents incorporated by reference herein), neither we nor SH Funding currently have any plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present dividend rate or policy, our capitalization, indebtedness;

•

subject to the rights of the holders of our preferred stock, there are no plans for any change in our present board of directors or management or any plans or proposals to change the number or term of the board of directors (although we may fill vacancies arising on the board of directors) or to change any material term of the employment contract of any executive officer;

•	any other change in the structure or business of the Company or SH Funding;

•	the Company’s common stock ceasing to be listed on the NYSE;

•	the Company’s common stock becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under the Exchange Act;

•	the acquisition or disposition by any person of our securities other than the Equity Offering and acquisitions or dispositions made in the ordinary course of business; or

•	any changes in the governing instruments of the Company or SH Funding, or other actions that could impede the acquisition of control of the Company.

Procedures for Tendering

The following summarizes the procedures to be followed by all Holders in tendering their Exchangeable Notes.

Expiration Date; Withdrawal Rights; Extensions; Amendments

The Expiration Date is 12:00 midnight, New York City time, on June 7, 2010 (inclusive of June 7, 2010), unless extended, in which case the Expiration Date will be such date to which the Expiration Date is extended. Tenders of Exchangeable Notes may be withdrawn at any time on or prior to the Expiration Date, but not thereafter, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by Strategic). Subject to applicable law, Strategic, in its sole discretion, may extend the Expiration Date for any purpose, including in order to permit the satisfaction or waiver of any or all conditions, other than, in the case of any waiver, those conditions dependent upon the receipt of necessary government approvals, to the Tender Offer. In the event that the Expiration Date is extended, Strategic will notify the Depositary and will make a public announcement thereof before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement will state that Strategic is extending the Expiration Date, for a specified period or on a daily basis. Without limiting the manner in which Strategic may choose to make a public announcement of any extension, amendment or termination of the Tender Offer, Strategic will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release to Business Wire or the Dow Jones News Service or otherwise as required by law.

Strategic expressly reserves the right, subject to applicable law, to:

•	delay accepting any Exchangeable Notes, extend the Tender Offer period or terminate the Tender Offer and not accept any Exchangeable Notes; and

•

amend, modify or, waive at any time, or from time to time, the terms of the Tender Offer, including, a waiver of any conditions to consummation of the Tender Offer, other than those conditions dependent upon the receipt of necessary government approvals.

If Strategic exercises any such right, Strategic will give written notice thereof to the Depositary and will make a public announcement thereof as promptly as practicable.

The minimum period during which the Tender Offer will remain open following material changes in the terms of such Tender Offer or in the information concerning such Tender Offer will depend upon the facts and circumstances of such change, including the relative materiality of the changes. If any of the terms of the Tender Offer are amended in a manner determined by Strategic to constitute a material change, Strategic will promptly disclose any such amendment in a manner reasonably calculated to inform Holders of such amendment, and Strategic will extend such Tender Offer for a time period that Strategic deems appropriate or as required by law, depending upon the significance of the amendment and the manner of disclosure to Holders, if such Tender Offer would otherwise expire during such time period.

If Strategic extends the Tender Offer, or if Strategic is delayed in its acceptance for payment of, or payment for, Exchangeable Notes or is unable to accept for payment or to pay for such Exchangeable Notes pursuant to the Tender Offer for any reason, then, upon extension of such Tender Offer without prejudice to Strategic’s rights under such Tender Offer, the Depositary may retain tendered Exchangeable Notes on behalf of Strategic. However, the ability of Strategic to delay the payment for Exchangeable Notes that Strategic has accepted for payment is limited by Rules 13e-4 and 14e-1(c) under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer.

If Strategic makes a material change in the terms of the Tender Offer or the information concerning the Tender Offer, Strategic will disseminate additional offering materials and extend such Tender Offer to the extent required by law, including Rules 13e-4 and 14e-1 under the Exchange Act, as applicable.

How to Tender Exchangeable Notes

For a Holder to validly tender Exchangeable Notes pursuant to the Tender Offer, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date. In addition, on or prior to the Expiration Date, either (a) such Holder’s Exchangeable Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent’s Message if the tendering Holder has not delivered a Letter of Transmittal) or (b) certificates for tendered

Exchangeable Notes must be received by the Depositary at such address. To tender Exchangeable Notes that are held through DTC, DTC participants should transmit their acceptance through ATOP, and DTC will then edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance.

If the Exchangeable Notes are registered in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Exchangeable Notes are to be issued to a person other than the registered Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered Holder appears on the certificates, with the signature on the certificates or bond powers guaranteed as described below.

Any beneficial owner whose Exchangeable Notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender Exchangeable Notes should contact such registered Holder promptly and instruct the Holder to tender such Exchangeable Notes on the beneficial owner’s behalf. If such beneficial owner wishes to tender such Exchangeable Notes itself, such beneficial owner must, before completing and executing the Letter of Transmittal and delivering such Exchangeable Notes, either make appropriate arrangements to register ownership of the Exchangeable Notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time. The tender by a Holder pursuant to the procedures set forth herein will constitute an agreement between such Holder and Strategic in accordance with the terms and subject to the conditions set forth herein.

By tendering Exchangeable Notes pursuant to the Tender Offer, the Holder will be deemed to have represented and warranted that such Holder has full power and authority to tender, sell, assign and transfer the Exchangeable Notes tendered thereby and that when such Exchangeable Notes are accepted for purchase and payment by Strategic, Strategic will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right and will cause such Exchangeable Notes to be delivered in accordance with the terms of the Tender Offer. The Holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the Depositary or by Strategic to be necessary or desirable to complete the sale, assignment and transfer of the Exchangeable Notes tendered thereby. In addition, the Holder will be deemed to have released Strategic, SH Funding and their respective affiliates from any and all claims that Holders may have arising out of or relating to the Exchangeable Notes validly tendered and not withdrawn and accepted for purchase by us.

Holders desiring to tender Exchangeable Notes pursuant to ATOP must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC. Except as otherwise provided herein, delivery of Exchangeable Notes will be deemed made only when (a) the Agent’s Message or (b) the Letter of Transmittal and certificates of the tendered Exchangeable Notes are actually received by the Depositary. No documents should be sent to Strategic, the Dealer Managers, or the Information Agent (except in its capacity as Depositary).

Guarantee of Signature

Signatures on a Letter of Transmittal must be guaranteed by a recognized participant (a “Medallion Signature Guarantor”) in the Securities Transfer Agents’ Medallion Program, unless the Exchangeable Notes tendered thereby are tendered (a) by the registered Holder of such Exchangeable Notes and that Holder has not completed either of the boxes entitled “Special Payment and Delivery Instructions” on the Letter of Transmittal, or (b) for the account of a firm that is a member of a registered national securities exchange or the Financial Industry Regulatory Authority or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).

Book-Entry Transfer

The Depositary will establish an account with respect to the Exchangeable Notes at DTC for purposes of the Tender Offer within two business days of the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of Exchangeable Notes by causing DTC to transfer such Exchangeable Notes into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Exchangeable Notes may be effected through book-entry transfer into the Depositary’s account at DTC, an Agent’s Message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message, stating (a) the aggregate principal amount of Exchangeable Notes that have been tendered by such participant pursuant to the Tender Offer, (b) that such participant has received this Offer to Purchase and the Letter of Transmittal and agrees to be bound by the terms of the Tender Offer as described in this Offer to Purchase and the Letter of Transmittal and (c) that Strategic may enforce such agreement against such participant.

Any acceptance of an Agent’s Message transmitted through ATOP is at the election and risk of the person transmitting an Agent’s Message and delivery will be deemed made only when actually received by the Depositary.

No Guaranteed Delivery

There are no guaranteed delivery provisions applicable to the Tender Offer under the terms of this Offer to Purchase or any other offer materials. Holders must tender their Exchangeable Notes in accordance with the procedures set forth above under “—Procedures for Tendering.”

Withholding Tax

Under United States federal income tax laws, the Depositary may be required to withhold on payments made to certain Holders who tender Exchangeable Notes pursuant to the Tender Offer. See “Certain United States Federal Income Tax Considerations” below.

Lost or Missing Certificates

If a Holder wishes to tender Exchangeable Notes pursuant to the Tender Offer, but the certificates evidencing such Exchangeable Notes have been mutilated, lost, stolen or destroyed, the Holder should write to, or telephone, the trustee for the Exchangeable Notes at its address or telephone number about procedures for obtaining replacement certificates for such Exchangeable Notes and arranging for indemnification or any other matter that requires the trustee to take action.

Transfer of Ownership of Tendered Exchangeable Notes

Holders may not transfer record ownership of any Exchangeable Notes validly tendered and not validly withdrawn. Beneficial ownership in tendered Exchangeable Notes may be transferred by the Holder by delivering to the Depositary at its address set forth on the back cover of this Offer to Purchase an executed Letter of Transmittal identifying the name of the person who deposited the Exchangeable Notes to be transferred and completing the “Special Payment and Delivery Instructions” box with the name of the transferee (or, if tendered by book-entry transfer, the name of the DTC participant on the security listing position listed as the transferee of such Exchangeable Notes) and the principal amount of the Exchangeable Notes to be transferred. If certificates have been delivered or otherwise identified (through a Book-Entry Confirmation with respect to such Exchangeable Notes) to the Depositary, the name of the Holder who deposited the Exchangeable Notes, the name of the transferee and the certificate numbers relating to such Exchangeable Notes should also be provided in the Letter of Transmittal. A person who succeeds to the beneficial ownership of tendered Exchangeable Notes pursuant to these procedures will be entitled to receive the applicable purchase price of the Exchangeable Notes and any applicable accrued and unpaid interest if the Exchangeable Notes are accepted for payment, or to receipt of the tendered Exchangeable Notes if the Tender Offer is terminated, provided, in each case, that Strategic has been given proper and timely instructions as to the identity of such person and the address to which to deliver such purchase price or Exchangeable Notes.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender securities in a partial tender offer for his own account unless the person so tendering such securities (a) has a net long position equal to or greater than the aggregate principal amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Exchangeable Notes in the Tender Offer under any of the procedures described above will constitute a binding agreement between the tendering Holder and Strategic with respect to the Tender Offer upon the terms and subject to the conditions of the Tender Offer, including the tendering Holder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering Holder’s representation and warranty that (a) such Holder has a net long position in the Exchangeable Notes being tendered pursuant to the Tender Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Exchangeable Notes complies with Rule 14e-4.

Other Matters

Effect of Letter of Transmittal. Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Exchangeable Notes tendered, by executing and delivering a Letter of Transmittal, in accordance with the terms and subject to the conditions of the Tender Offer, a tendering Holder (i) irrevocably sells, assigns and transfers to, or upon the order of, Strategic, all right, title and interest in and to all of the Exchangeable Notes tendered and accepted for purchase pursuant to the terms hereof, (ii) waives any and all other rights with respect to such Exchangeable Notes (including, without limitation, any existing or past defaults and their consequences in respect of the Exchangeable Notes and the indenture under which such Exchangeable Notes were issued) and (iii) releases and discharges each of Strategic and SH Funding from any and all claims the Holder may have now, or may have in the future, arising out of, or related to, such Exchangeable Notes, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to such Exchangeable Notes, to convert the Exchangeable Notes into cash or cash and shares of the Company’s common stock, or to participate in any repurchase, redemption or defeasance of the Exchangeable Notes. In addition, by tendering Exchangeable Notes pursuant to the Tender Offer, a Holder will be deemed to have irrevocably constituted and appointed the Depositary the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as the agent of Strategic) with respect to any tendered Exchangeable Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver such Exchangeable Notes or transfer ownership of such Exchangeable Notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity, to or upon the order of Strategic, (b) present such Exchangeable Notes for transfer on the register, (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Exchangeable Notes, including receipt of funds from Strategic for the applicable purchase price for any Exchangeable Notes tendered pursuant to the Tender Offer that are purchased by Strategic and transfer such funds to the Holder (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the tendering Holders, for the Tender Offer Consideration and accrued interest for any tendered Exchangeable Notes that are purchased by the Company) and (d) deliver to the Company the Letter of Transmittal, all upon the terms and subject to the conditions of the Tender Offer.

By tendering Exchangeable Notes pursuant to the Tender Offer, the Holder will be deemed to have agreed that the delivery and surrender of the Exchangeable Notes is not effective, and the risk of loss of the Exchangeable Notes does not pass to the Depositary, until receipt by the Depositary of (a) a properly transmitted Agent’s Message or (b) a properly completed and duly executed Letter of Transmittal and the certificates of the tendered Exchangeable Notes accompanying the Letter of Transmittal together with all accompanying evidences of authority and any other required documents in form satisfactory to Strategic. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Exchangeable Notes pursuant to the procedures described in the Offer to Purchase and the Letter of Transmittal and the form and validity of all documents will be determined by Strategic in its sole discretion.

Notwithstanding any other provision of the Tender Offer, payment of the Tender Offer Consideration plus accrued and unpaid interest on the Exchangeable Notes tendered and accepted for purchase pursuant to the Tender Offer will occur only after timely receipt by the Depositary of (a) a Book-Entry Confirmation with respect to such Exchangeable Notes, together with an Agent’s Message and any other required documents or (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, for the Exchangeable Notes accompanying the Letter of Transmittal and any other required documentation. The tender of Exchangeable Notes pursuant to the Tender Offer by one of the procedures set forth above will constitute an agreement between the tendering Holder and Strategic in accordance with the terms and subject to the conditions of this Tender Offer. The method of delivery of the Letter of Transmittal, certificates for Exchangeable Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Alternative, conditional or contingent tenders will not be considered valid. Strategic reserves the absolute right to reject any or all tenders of Exchangeable Notes that are not in proper form or the acceptance of which would, in Strategic’s opinion, be unlawful. Strategic also reserves the right, subject to applicable law, to waive any defects, irregularities or conditions of tender as to particular Exchangeable Notes. A waiver of any defect or irregularity with respect to the tender of any Exchangeable Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Exchangeable Note. Any determination by Strategic as to the validity, form, eligibility and acceptance of Exchangeable Notes for payment, or any interpretation by Strategic as to the terms and conditions of the Tender Offer, is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. Any defect or irregularity in connection with tenders of Exchangeable Notes must be cured within such time as Strategic determines, unless waived by Strategic. Tenders of Exchangeable Notes shall not be deemed to have been made until all defects and irregularities have been waived by Strategic or cured. None of Strategic, SH Funding, the trustee, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Exchangeable Notes or will incur any liability to Holders for failure to give any such notice.

Acceptance of Exchangeable Notes for Purchase; Payment for Exchangeable Notes

Upon the terms of the Tender Offer and subject to the satisfaction or waiver of the conditions to the Tender Offer specified in this Offer to Purchase, other than, in the case of any waiver, those conditions dependent upon the receipt of necessary government approvals, Strategic will (a) accept for purchase Exchangeable Notes validly tendered (or defectively tendered, if Strategic waives such defect) and not validly withdrawn, and (b) promptly pay the Tender Offer Consideration (plus accrued and unpaid interest) on the Settlement Date for all Exchangeable Notes accepted for purchase in the Tender Offer.

Strategic expressly reserves the right, in its sole discretion, but subject to applicable law, to (a) delay acceptance for purchase of Exchangeable Notes tendered under the Tender Offer or the payment for Exchangeable Notes accepted for purchase (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Strategic pay the consideration offered or return Exchangeable Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer), or (b) terminate the Tender Offer.

For purposes of the Tender Offer, Strategic will be deemed to have accepted for purchase validly tendered Exchangeable Notes (or defectively tendered Exchangeable Notes with respect to which Strategic has waived such defect) if, as and when Strategic gives oral (promptly confirmed in writing) or written notice thereof to the Depositary. With respect to tendered Exchangeable Notes that are to be returned to Holders, such Exchangeable Notes will be returned without expense to the tendering Holder promptly (or, in the case of Exchangeable Notes tendered by book-entry transfer, such Exchangeable Notes will be credited to the account maintained at DTC from which such Exchangeable Notes were delivered) after the expiration or termination of the Tender Offer.

Strategic will pay for Exchangeable Notes accepted for purchase in the Tender Offer by depositing such payment in cash with the Depositary or, at the direction of the Depositary, with DTC, which will act as agent for the tendering Holders for the purpose of receiving tenders of Exchangeable Notes, the Tender Offer Consideration and accrued and unpaid interest and transmitting the Tender Offer Consideration and accrued and unpaid interest to such Holders. Payment shall be deemed to have been made by Strategic upon the transfer by Strategic of the Tender Offer Consideration, plus accrued and unpaid interest, payable through, but not including the date of such transfer, to the Depositary or, if so directed by the Depositary, to DTC. Under no circumstances will interest on the Tender Offer Consideration be paid by Strategic by reason of any delay on the part of the Depositary in making payment to the Holders entitled thereto or any delay in the allocation or crediting of monies received by DTC to participants in DTC or in the allocation or crediting of monies received by participants to beneficial owners.

Tenders of Exchangeable Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

If, for any reason, acceptance for payment, or payment for, validly tendered Exchangeable Notes pursuant to the Tender Offer is delayed, or Strategic is unable to accept for purchase or to pay for validly tendered Exchangeable Notes pursuant to the Tender Offer, then the Depositary may, nevertheless, on behalf of Strategic, retain the tendered Exchangeable Notes, without prejudice to the rights of Strategic described under “—Expiration Date; Withdrawal Rights; Extensions; Amendments” and “—Conditions to the Tender Offer” above and “—Withdrawal of Tenders” below, but subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Strategic pay the consideration offered or return the Exchangeable Notes tendered promptly after the termination or withdrawal of the Tender Offer.

If any tendered Exchangeable Notes are not accepted for payment for any reason pursuant to the terms and conditions of the Tender Offer, such Exchangeable Notes (a) will be credited to an account maintained at DTC, designated by the participant therein who so delivered such Exchangeable Notes promptly following the Expiration Date or the termination of the Tender Offer or (b) if the Holder of record holds physical Exchangeable Notes, such Exchangeable Notes will be returned by delivery of a certificate representing such returned principal amount (including delivery of the original certificate tendered if none of such Holder’s tendered Exchangeable Notes are accepted).

Strategic may transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates or any third party the right to purchase all or any of the Exchangeable Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve Strategic of its obligations under the Tender Offer and will in no way prejudice the rights of tendering Holders to receive payment for Exchangeable Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Tender Offer.

Tendering Holders of Exchangeable Notes purchased in the Tender Offer will not be obligated to pay brokerage commissions or fees to Strategic, SH Funding, the Dealer Managers, the Depositary or the Information Agent or, except as set forth below, to pay transfer taxes with respect to the purchase of their Exchangeable Notes. If, however, the Tender Offer Consideration is to be paid to, or if Exchangeable Notes not tendered or not accepted for payment are to be registered in the name of, any person other than a Holder, the amount of any transfer taxes (whether imposed on the Holder or such other person) payable on account of the transfer to such person will be deducted from the Tender Offer Consideration unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. Strategic will pay all other charges and expenses in connection with the Tender Offer. See “Dealer Managers; Depositary; Information Agent.”

The Exchangeable Notes are governed by the indenture under which the Exchangeable Notes were issued, as amended or supplemented to date. There are no appraisal or other similar statutory rights available to Holders in connection with the Tender Offer.

Withdrawal of Tenders

The Exchangeable Notes subject to the Tender Offer tendered on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date, but not thereafter, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by Strategic). Exchangeable Notes tendered in the Tender Offer may be withdrawn after July 6, 2010 if such Exchangeable Notes have not been accepted for payment as provided in this Offer to Purchase.

If a Holder validly withdraws a tender, such Holder will no longer be eligible to receive the applicable consideration on the Settlement Date (unless such Holder validly re-tenders such Exchangeable Notes on or prior to the Expiration Date).

If the Tender Offer is terminated, Exchangeable Notes tendered pursuant to the Tender Offer will promptly be returned to the tendering Holders. For a withdrawal of a tender of Exchangeable Notes to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date by mail, fax or hand delivery or by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (a) specify the name of the Holder who tendered the Exchangeable Notes to be withdrawn and, if different, the name of the registered Holder of such Exchangeable Notes (or, in the case of Exchangeable Notes tendered by book-entry transfer, the name of the DTC participant that appears on the security position listing as the owner of such Exchangeable Notes), (b) contain the description of the Exchangeable Notes to be withdrawn (including the principal amount of the Exchangeable Notes to be withdrawn and, in the case of Exchangeable Notes tendered by delivery of certificates rather than book-entry transfer, the certificate numbers thereof), (c) unless transmitted through ATOP, be signed by the Holder of such Exchangeable Notes in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees (or, in the case of Exchangeable Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed in the applicable Agent’s Message), or be accompanied by evidence satisfactory to Strategic that the person withdrawing the tender has succeeded to the beneficial ownership of such Exchangeable Notes, and (d) if the Letter of Transmittal was executed by a person other than the registered Holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such Holder. The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such Exchangeable Notes have been tendered for the account of an Eligible Institution. If certificates for the Exchangeable Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected. Withdrawal of tenders of Exchangeable Notes may not be rescinded, and any Exchangeable Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. Withdrawal of Exchangeable Notes may only be accomplished in accordance with the foregoing procedures. Exchangeable Notes validly withdrawn may thereafter be re-tendered at any time on or prior to the Expiration Date by following the procedures described under “—Procedures for Tendering.”

Strategic will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender. Any such determination is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. None of Strategic, SH Funding, the Dealer Managers, the Depositary or the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

If Strategic is delayed in its acceptance for purchase of, or payment for, any Exchangeable Notes or is unable to accept for purchase or pay for any Exchangeable Notes pursuant to the Tender Offer for any reason, then, without prejudice to Strategic’s rights hereunder, but subject to applicable law, tendered Exchangeable Notes may be retained by the Depositary on behalf of Strategic and may not be validly withdrawn (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require that Strategic pay the consideration offered or return the Exchangeable Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer).

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary consolidated financial and operating data as of and for each of the three month periods ended March 31, 2010 and 2009 and as of and for each of the years ended December 31, 2009, 2008, and 2007. The following summary consolidated financial data as of and for each of the years ended December 31, 2009, 2008 and 2007 was derived from our audited historical consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC. The following summary consolidated financial and operating data as of and for each of the three-month periods ended March 31, 2010 and 2009 were derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2010 filed with the SEC, which in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for such periods. Results for the three month periods ended March 31, 2010 and 2009 are not necessarily indicative of results that may be expected for the entire year.

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, and our consolidated financial statements and notes thereto included or incorporated by reference herein.

The data set forth below are historical and do give effect to the consummation of the Tender Offer or the Equity Offering.

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except per share data)	2010	2009(1)	2009(1)	2008(1)(2)	2007(1)(2)
	(unaudited)	(unaudited)
Operating Data:
Revenue:
Rooms	$90,019	$91,092	$393,206	$507,383	$487,681
Food and beverage	57,896	54,629	230,630	310,939	316,068
Other hotel operating revenue	20,295	25,203	95,105	104,680	104,785
Lease revenue	1,187	1,120	4,858	5,387	23,405

Total revenues	169,397	172,044	723,799	928,389	931,939
Operating costs and expenses:
Rooms	26,443	26,000	110,631	126,804	120,891
Food and beverage	42,212	40,849	170,503	215,683	214,224
Other departmental expenses	50,703	52,723	210,044	238,258	229,052
Management fees	5,969	6,292	26,593	35,920	35,117
Other hotel expenses	13,576	13,251	53,613	58,423	63,363
Lease expense	4,241	3,966	16,971	17,489	15,700
Depreciation and amortization	35,857	32,579	139,243	116,538	99,529
Impairment losses and other charges	—	459	100,009	328,485	7,372
Corporate expenses	6,400	10,296	25,703	26,369	29,767

Total operating costs and expenses	185,401	186,415	853,310	1,163,969	815,015

Operating (loss) income	(16,004)	(14,371)	(129,511)	(235,580)	116,924

Interest expense	(24,692)	(23,966)	(102,521)	(89,445)	(89,965)
Equity in (losses) earnings of joint ventures	(560)	139	1,718	2,810	8,344
(Loss) income from continuing operations	(33,902)	(38,299)	(237,116)	(335,327)	104,908
(Loss) income from discontinued operations, net of tax	(709)	1,631	(9,317)	17,841	(36,137)
Net (loss) income	(34,611)	(36,668)	(246,433)	(317,486)	68,771
Net loss (income) attributable to the noncontrolling interests in SHR’s operating partnership	442	446	3,129	4,065	(969)
Net loss (income) attributable to the noncontrolling interests in consolidated affiliates	1,599	753	(641)	(3,870)	(1,363)
Preferred shareholder dividends	(7,721)	(7,721)	(30,886)	(30,886)	(30,107)
Net (loss) income attributable to SHR common shareholders	(40,291)	(43,190)	(274,831)	(348,177)	36,332
(Loss) income from continuing operations attributable to SHR common shareholders per share—basic and diluted	(0.52)	(0.59)	(3.53)	(4.86)	0.96
Cash flows provided by operating activities	11,083	754	46,638	95,187	174,681
Cash dividends declared per common share	—	—	—	0.72	0.96

(1)	We sold two hotel properties in 2009, one hotel property in 2008 and one hotel property in 2007. The operations of the sold hotels are included as discontinued operations in the operating data above for all years and interim periods presented.
(2)	The table presents certain summary historical financial data which has been updated to reflect the impact of the retrospective application of new accounting guidance related to noncontrolling interests and convertible debt instruments.

	Three Months Ended March 31,		As of and Year Ended December 31,
(In thousands, except per share data and statistical data)	2010	2009(1)	2009(1)	2008(1)(2)	2007(1)(2)
	(unaudited)	(unaudited)
Balance Sheet Data:
Total assets	$2,531,578	$2,910,332	$2,598,143	$2,909,167	$3,365,909
Long-term debt obligations	1,645,461	1,755,094	1,648,197	1,672,690	1,633,869
Total liabilities	1,992,134	2,125,117	2,003,258	2,093,095	2,069,071
Noncontrolling interests in SHR’s operating partnership	4,058	5,096	2,717	5,330	16,326
Noncontrolling interests in consolidated affiliates	21,551	26,380	23,188	27,203	30,653
Total SHR’s shareholders’ equity	513,835	753,739	568,980	783,539	1,249,859
Statistical Data:
Number of hotels at the end of the year excluding unconsolidated joint venture hotels	16	18	16	18	19
Number of rooms at the end of the year excluding unconsolidated joint venture hotels	7,245	7,601	7,245	7,590	8,287
Average occupancy rate	61.1%	59.3%	66.8%	72.3%	76.0%

(1)	We sold two hotel properties in 2009, one hotel property in 2008 and one hotel property in 2007. The operations of the sold hotels are included as discontinued operations in the operating data above for all years and interim periods presented.
(2)	The table presents certain summary historical financial data which has been updated to reflect the impact of the retrospective application of new accounting guidance related to noncontrolling interests and convertible debt instruments.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis; and

•	on an as adjusted basis giving effect to:

(1) the offering and sale of 40,000,000 shares of our common stock in the Equity Offering at an assumed offering price of $5.31 per share (the last reported sale price of our common stock on the NYSE on May 7, 2010), after deducting the underwriting discounts and commissions and our estimated offering expenses;

(2) the purchase of $180.0 million aggregate principal amount of the Exchangeable Notes tendered and accepted for payment pursuant to the Tender Offer for an aggregate purchase price of approximately $182 million (including accrued and unpaid interest to, but not including, the Settlement Date and estimated fees and expenses related to the Tender Offer); and

(3) the refinancing of the mortgages on our Westin St. Francis and Fairmont Chicago hotels.

The amount of net proceeds we ultimately receive from the Equity Offering is dependent upon numerous factors and subject to general market conditions. We also cannot assure you that any of the outstanding Exchangeable Notes will be tendered in the Tender Offer. In addition, we may increase or decrease the number of shares in the Equity Offering. Accordingly, the actual amounts shown in the “As adjusted” column may differ materially from those shown below.

	As of March 31, 2010
(amounts in thousands except par value)	Actual	As adjusted
Cash and cash equivalents	$96,659	$93,659

Debt:
Mortgages payable	$1,279,903	$1,253,903
Exchangeable Notes, net of discount(1)	170,558	—
Bank credit facility	195,000	202,690
Non-controlling interests in Strategic’s operating partnership	4,058	3,023
Stockholders’ equity:
8.50% Series A Cumulative Redeemable Preferred Stock; ($0.01 par value per share; 4,488,750 shares issued and outstanding; liquidation preference $25.00 per share and $124,142 in the aggregate)	108,206	108,206
8.25% Series B Cumulative Redeemable Preferred Stock; ($0.01 par value per share; 4,600,000 shares issued and outstanding; liquidation preference $25.00 per share and $126,859 in the aggregate)	110,775	110,775
8.25% Series C Cumulative Redeemable Preferred Stock; ($0.01 par value per share; 5,750,000 shares issued and outstanding; liquidation preference $25.00 per share and $158,574 in the aggregate)	138,940	138,940
Common stock ($0.01 par value per share; 150,000,000—authorized common shares authorized; 75,377,509 common shares issued and outstanding—actual; 115,377,509 common shares issued and outstanding—as adjusted(2))	754	1,154
Additional paid-in capital	1,232,349	1,425,558
Accumulated deficit	(986,813)	(988,019)
Accumulated other comprehensive loss	(90,376)	(90,376)
Total Strategic’s shareholders’ equity	513,835	706,238

Non-controlling interests in affiliates	21,551	21,551
Total equity	535,386	727,789

Total capitalization	$2,184,905	$2,187,405

(1)	Includes $180 million aggregate principal amount of the Exchangeable Notes which are the subject of the Tender Offer. The Tender Offer is scheduled to expire on June 7, 2010 unless extended by us. The consummation of the Equity Offering is not conditioned on the completion of the Tender Offer.

(2)	Excludes: (i) 954,746 shares of common stock issuable upon redemption of non-managing member interests in SH Funding if we elect to pay for the redemption with shares of our common stock; (ii) 885,026 shares of common stock issuable upon the exercise of options granted under our equity incentive plans with a weighted-average exercise price of $19.22; (iii) 1,272,535 shares of common stock issuable upon the lapsing of restrictions and conversion of outstanding restricted stock units under our equity incentive plans; (iv) 882,467 shares of common stock reserved and available for future issuance under our equity incentive plans; and (v) 6,499,134 shares of common stock reserved for issuance upon the redemption or exchange of the Exchangeable Notes.

You should read the above table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, and our consolidated financial statements, related notes and other financial information that we have incorporated by reference in this Offer to Purchase.

CERTAIN MARKET INFORMATION CONCERNING THE EXCHANGEABLE NOTES

There is no established reporting system or trading market for trading in the Exchangeable Notes. To the extent that the Exchangeable Notes are traded, prices of such Exchangeable Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. To Strategic’s knowledge, the Exchangeable Notes of are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Exchangeable Notes are not available.

Strategic’s common stock into which the Exchangeable Notes are exchangeable is traded on the NYSE under the symbol “BEE.” The following table sets forth the high and low sale prices per share of Strategic’s common stock as reported on the NYSE with regard to each of Strategic’s fiscal quarters during the periods indicated, and the dividends per share declared by Strategic each fiscal quarter during such period.

	High	Low	Dividend
Fiscal Year Ended December 31, 2010
Second Quarter (through May 7, 2010)	$6.97	$4.12	$0.00
First Quarter	4.82	1.84	0.00

Fiscal Year Ended December 31, 2009
Fourth Quarter	$2.84	$1.43	$0.00
Third Quarter	3.07	0.94	0.00
Second Quarter	1.78	0.66	0.00
First Quarter	2.29	0.61	0.00

Fiscal Year Ended December 31, 2008
Fourth Quarter	$7.65	$0.77	$0.00
Third Quarter	11.01	6.48	0.24
Second Quarter	15.68	9.26	0.24
First Quarter	16.90	12.94	0.24

On May 7, 2010, the last reported sale price of Strategic’s common stock on the NYSE was $5.31 per share.

HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR STRATEGIC’S COMMON STOCK AND THE EXCHANGEABLE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THIS TENDER OFFER.

CERTAIN SIGNIFICANT CONSIDERATIONS

You should review carefully the considerations described below, as well as the other information contained or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, before deciding whether to tender your Exchangeable Notes in the Tender Offer.

Risks Associated with the Tender Offer

Position of Strategic Concerning the Tender Offer

Neither we nor our board of directors, SH Funding, the Dealer Managers, the Depositary, the Information Agent, the trustee or any of our or their respective affiliates makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Exchangeable Notes and none of them has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in this Offer to Purchase, including the documents incorporated by reference, consult their own investment, legal and tax advisors and make their own decisions on whether to tender the Exchangeable Notes.

Effect of the Tender Offer on Holders of Exchangeable Notes Tendered and Accepted in the Tender Offer

If a Holder’s Exchangeable Notes are tendered and accepted pursuant to the Tender Offer, such Holder will receive the Tender Offer Consideration, plus accrued and unpaid interest to, but not including, the Settlement Date on such Exchangeable Notes, but such Holder will give up all rights and benefits associated with ownership of such Exchangeable Notes.

Conditions to the Consummation of the Tender Offer

The consummation of the Tender Offer is subject to the satisfaction of several conditions. See “Terms of the Tender Offer—Conditions to the Tender Offer.” In addition, subject to applicable law, we may terminate the Tender Offer for any reason in our sole discretion. There can be no assurance that such conditions will be met, that we will not terminate the Tender Offer, or that, in the event that the Tender Offer is not consummated, the market value and liquidity of the Exchangeable Notes will not be materially adversely affected.

Treatment of Exchangeable Notes Not Tendered in the Tender Offer

Exchangeable Notes not tendered and purchased in the Tender Offer will remain outstanding. The terms and conditions governing the Exchangeable Notes, including the covenants and other protective provisions contained in the indenture governing the Exchangeable Notes, will remain unchanged. No amendments to these documents are being sought. From time to time in the future, we or our affiliates may acquire Exchangeable Notes that are not tendered in the Tender Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we or our affiliates might choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Exchange Act, neither Strategic nor its affiliates may purchase any Exchangeable Notes otherwise than pursuant to the Tender Offer until 10 business days after the Expiration Date or other date of termination of the Tender Offer.

Limited Trading Market

None of the Exchangeable Notes are listed on any national or regional securities exchange. Quotations for securities that are not widely traded, such as the Exchangeable Notes, may differ from actual trading prices and should be viewed only as approximations. Holders are urged to contact their brokers with respect to current information regarding the Exchangeable Notes. To the extent that Exchangeable Notes are tendered and accepted in the Tender Offer, any existing trading market for the remaining Exchangeable Notes may become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Exchangeable Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of such Exchangeable Notes that remain outstanding may be adversely affected. Holders of such unpurchased Exchangeable Notes may attempt to obtain quotations for the Exchangeable Notes from their brokers; however, there can be no assurance that any trading market will exist for the Exchangeable Notes following consummation of the Tender Offer. The extent of the public market for the Exchangeable Notes following consummation of the Tender Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Exchangeable Notes on the part of securities firms and other factors.

Federal Income Tax May Be Imposed on Payments to Non-U.S. Holders

Although the applicability of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, to the Exchangeable Notes is not entirely clear, based on the law, facts and circumstances as they currently exist, we intend to take the position that payment of the Tender Offer Consideration to Non-U.S. Holders with respect to the Exchangeable Notes is not subject to U.S. income or withholding tax under FIRPTA. However, the IRS could disagree with our position. See “Certain United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders.”

Risks Associated with Strategic’s Indebtedness

We have substantial debt, a portion of which is variable rate debt, and upon maturity, we plan to refinance with new debt, which may not be available when required on optimal terms or at all.

We have a substantial amount of outstanding indebtedness, a portion of which bears interest at a variable rate, and to the extent available we may borrow additional variable rate debt under our bank credit facility. Increases in interest rates on our existing variable rate indebtedness would increase our interest expense, which could harm our cash flow and our ability to pay distributions. As of March 31, 2010, we had total debt of $1.6 billion, and, including the effect of interest rate swaps, 15.0% of our total debt had variable interest rates and 85.0% had fixed interest rates.

Our significant debt may negatively affect our business and financial results, including:

•

requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which reduces the amounts available for distributions to our stockholders and funds available for operations, capital expenditures, future business opportunities and other purposes;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and

•	requiring us to dispose of properties to make required payments of interest and principal.

Since we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings and/or equity offerings. The amount of our existing indebtedness may adversely affect our ability to repay debt through refinancings. See the discussion under the heading “Part I. Financial Information—Item 1. Financial Statements—8. Indebtedness—Debt Maturity” in our Quarterly Report on Form 10-Q filed with the SEC on May 6, 2010 for quantified information regarding our debt maturities as of March 31, 2010. Due to the severe contraction in credit markets, there can be no assurance that we will be able to refinance our debt with new borrowings or raise capital through the sale of equity. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, or forfeit the property securing such indebtedness, which might result in losses to us and which might adversely affect cash available for distributions to our stockholders. Alternatively, any debt we may arrange may carry a higher rate of interest or the shares we issue in any equity offering may require a higher rate of dividends or other dilutive terms. As a result, certain growth initiatives could prove more costly or not economically feasible. A failure to retain or refinance our bank credit facility or to add new or replacement debt facilities could have a material adverse effect on our business, financial condition and results of operations.

The $630,000,000 in non-recourse financings related to our unconsolidated joint venture that owns the Hotel del Coronado matures January 9, 2011. Due to the severe contraction in the credit markets, the reduction in real estate values generally across the luxury hospitality market, and the size and complexity of this existing financing, there can be no assurance that the joint venture, of which we are the general partner, will be able to refinance or restructure this indebtedness or cure or receive a waiver for an event of default if one were to occur. In such an instance, we could lose our investment in this joint venture of $35,404,000 as of March 31, 2010.

We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, to the extent available, borrow under our bank credit facility or borrow new funds to acquire properties. The curtailment of lending by many traditional commercial real estate lenders impedes our ability to grow our portfolio of hotels through future acquisitions and otherwise may prevent us from executing our business plans, including limiting the likelihood of successful asset dispositions. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. If necessary or advisable, we may also borrow funds to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income or to ensure otherwise that we maintain our qualification as a REIT for U.S. federal income tax purposes.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain financing from either affiliated or unaffiliated sources. The financial market turmoil and economic recession have severely contracted available liquidity and therefore sufficient financing may not be available or, if available, may not be available on reasonable terms. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our financial condition and results of operations.

Our organizational documents do not limit the amount of indebtedness that we may incur. To the extent we become more leveraged, then the resulting increase in our debt service obligations would reduce cash available for distributions to our stockholders and could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of Exchangeable Notes pursuant to the Tender Offer. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the United States Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of an Exchangeable Note that is a United States person. A United States person is a person that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust if either (a) a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) it has a valid election in effect to be treated as a United States person. The term “Non-U.S. Holder” means a beneficial owner of an Exchangeable Note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular beneficial owners of the Exchangeable Notes in light of their personal circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of beneficial owners of the Exchangeable Notes subject to special treatment under the U.S. federal income tax laws such as banks, financial institutions, insurance companies, retirement plans, certain United States expatriates and former long-term residents of the United States, dealers or traders in securities or currencies, brokers, S corporations, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, tax-exempt organizations, individual retirement accounts or other tax-deferred accounts, persons holding the Exchangeable Notes as part of a “straddle,” “hedge,” “wash sale,” “constructive sale,” “conversion transaction,” or other integrated investment, U.S. Holders whose functional currency is not the U.S. dollar and Non-U.S. Holders, except as specifically described below. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws or the alternative minimum tax.

This discussion assumes that U.S. Holders and Non-U.S. Holders hold the Exchangeable Notes as “capital assets” (as defined in Section 1221 of the Code). This discussion is limited to the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders disposing of Exchangeable Notes pursuant to the Tender Offer.

If a partnership (including for these purposes any other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Exchangeable Notes, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding Exchangeable Notes and partners in such partnerships should consult their own tax advisors as to the tax consequences of a disposition of Exchangeable Notes pursuant to the Tender Offer, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

Beneficial owners of the Exchangeable Notes are advised to consult their own tax advisors as to the tax consequences of a disposition of Exchangeable Notes pursuant to the Tender Offer, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE COMPANY’S PROMOTION OR MARKETING OF THE OFFER TO PURCHASE; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Tax Consequences to U.S. Holders

Sale of Exchangeable Notes Pursuant to the Tender Offer

The receipt of cash for Exchangeable Notes pursuant to the Tender Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that receives cash in exchange for Exchangeable Notes pursuant to the Tender Offer generally will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received for such Exchangeable Notes (other than amounts attributable to accrued and unpaid interest, which amounts will be treated as ordinary interest income to the extent not previously included in the U.S. Holder’s gross income, regardless of whether the U.S. Holder otherwise recognizes an overall loss on the sale of Exchangeable Notes pursuant to the Tender Offer) and (ii) the U.S. Holder’s adjusted tax basis in the tendered Exchangeable Notes. A U.S. Holder’s adjusted tax basis in an Exchangeable Note generally will equal the cost of such Exchangeable Note to such Holder, increased by any amounts of original issue discount accrued with respect to such Exchangeable Note by such Holder and by any amounts of market discount with respect to such Exchangeable Note that such Holder has elected to include in income, and decreased (but not below zero) by any amounts of amortizable bond premium with respect to such Exchangeable Note that such Holder has previously elected to use to offset interest income on an Exchangeable Note. Gain or loss will be calculated separately for each block of Exchangeable Notes tendered by a U.S. Holder. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Exchangeable Notes for more than one year.

An exception to the capital gain treatment described in the preceding paragraph applies to a U.S. Holder who holds an Exchangeable Note with “market discount.” Market discount is the amount by which the principal amount of the Exchangeable Note (or, in the case of an Exchangeable Note with original issue discount, the issue price of the Exchangeable Note as increased by all original issue discount accrued with respect to the Exchangeable Note before its acquisition) exceeded the U.S. Holder’s tax basis in the Exchangeable Note immediately after its acquisition by such U.S. Holder, generally at a time other than the Note’s original issuance. An Exchangeable Note is considered to have no market discount if such excess is less than 1/4 of 1% of the principal amount of the Exchangeable Note multiplied by the number of complete years from the U.S. Holder’s acquisition date of the Exchangeable Note to its maturity date. The gain recognized by the U.S. Holder on disposition of an Exchangeable Note with market discount will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) from the U.S. Holder’s acquisition date to the date of disposition, unless the U.S. Holder has elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments made to U.S. Holders, other than certain exempt recipients (such as corporations), that sell their Exchangeable Notes pursuant to the Tender Offer.

A U.S. Holder whose Exchangeable Notes are tendered and accepted for payment pursuant to the Tender Offer may be subject to backup withholding (currently at a 28% rate) with respect to the cash proceeds from the sale of such Exchangeable Notes unless such Holder (a) is a corporation or other exempt recipient and, when required, establishes this exemption or (b) provides its correct taxpayer identification number, certifies under penalties of perjury that it is not currently subject to backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may be refundable if such amounts exceed such liability, provided the required information is timely furnished to the IRS. The information reporting requirements generally will apply regardless of whether backup withholding is required.

Tax Consequences to Non-U.S. Holders

The rules governing U.S. federal income taxation of Non-U.S. Holders are complex and no attempt will be made to provide more than a brief summary of such rules. Non-U.S. Holders should consult their own tax advisors to determine the effect of U.S. federal, state, local and non-U.S. tax laws, as well as tax treaties, with regard to a sale of the Exchangeable Notes pursuant to the Tender Offer.

Sale of Exchangeable Notes Pursuant to the Tender Offer

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder upon the receipt of cash (other than cash attributable to accrued and unpaid interest) in exchange for an Exchangeable Note pursuant to the Tender Offer generally will not be subject to U.S. federal income or withholding tax so long as: (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, (ii) in the case of a foreign individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year, and (iii) the Exchangeable Notes do not constitute “United States real property interests,” or USRPIs, within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”).

Under FIRPTA, notes generally will be treated as USRPIs if they are exchangeable for interests in stock of a domestic corporation and the majority of the domestic corporation’s assets consists of interests in U.S. real property, as is expected to be the case with Strategic. However, although the law is not entirely clear, Exchangeable Notes held by a Non-U.S. Holder may be exempt from treatment as a USRPI under FIRPTA if (i) the common stock into which the notes are exchangeable is part of a class of stock that is regularly traded on an established securities market and such Non-U.S. Holder holds Exchangeable Notes that, on the date of their acquisition, had a fair market value less than the fair market value of five percent of the Strategic common stock (assuming such Non-U.S. Holder does not, actually or constructively pursuant to certain attribution rules, own any other interest in Strategic), or (ii) Strategic is and remains at all times a domestically-controlled REIT. Strategic will be a domestically-controlled REIT on the Settlement Date if at all times during the preceding five-year period it has been a REIT and less than 50% in value of its stock has been held directly or indirectly by non-U.S. persons. Strategic believes that, currently, it is a domestically controlled REIT but can not assure you that it is a domestically-controlled REIT, and even if it currently is, because its common stock is publicly traded, there can be no assurance that it will continue to be a domestically controlled REIT at the time of the Settlement Date. Furthermore, while Strategic common stock is currently regularly traded on an established securities market, there can be no assurance that it will continue to be so traded in the future.

Although the application of the above exceptions from FIRPTA to the Exchangeable Notes is not entirely clear, based on the law, facts and circumstances as they currently exist, we currently intend to take the position that the Exchangeable Notes will not constitute USRPIs as of the Settlement Date provided that at such time either (i) Strategic common stock is regularly traded on an established securities market and the applicable Non-U.S. Holder does not exceed the ownership limits described above; or (ii) Strategic continues to believe that it is and has been a domestically controlled REIT. Accordingly, provided these conditions continue to be met, we currently do not intend to withhold U.S. federal income tax from payment of the Tender Offer Consideration to a Non-U.S. Holder. However, it is possible that the IRS could disagree with our position, in which case any

Non-U.S. Holder would be liable for U.S. federal income tax under FIRPTA upon the payment of the cash in exchange for Exchangeable Notes pursuant to the Tender Offer, and could be liable for interest and penalties if such Non-U.S. Holder fails to timely file a U.S. federal income tax return and pay such tax when due. If neither of the conditions described above apply, we intend to withhold 10% of any amounts payable to a Non-U.S. Holder on payment of the Tender Offer Consideration.

Amounts Attributable to Accrued and Unpaid Interest

The gross amount of cash payments attributable to accrued and unpaid interest paid to a Non-U.S. Holder pursuant to the Tender Offer generally will not be subject to U.S. federal income or withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interests of SH Funding;

•

the Non-U.S. Holder is not (a) a “controlled foreign corporation” that is a “related person” with respect to SH Funding (each within the applicable meaning of the Code) or (b) a bank that received the Exchangeable Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the accrued and unpaid interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	the Company or its paying agent has received or receives appropriate documentation establishing that the Non-U.S. Holder is not a U.S. person.

A Non-U.S. Holder that does not qualify for exemption from U.S. federal income tax under the above exceptions may nevertheless be entitled to the benefits of an income tax treaty under which the interest is exempt from U.S. federal withholding tax if the Non-U.S. Holder provides an IRS Form W-8BEN claiming the exemption. A Non-U.S. Holder that is not entitled to the benefits of such an income tax treaty and that does not otherwise qualify for exemption from U.S. federal income tax under the above exceptions generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of accrued and unpaid interest that are not effectively connected with the conduct of a U.S. trade or business.

Income Effectively Connected with a U.S. Trade or Business

If a payment received in respect of accrued and unpaid interest on Exchangeable Notes or gain realized by a Non-U.S. Holder on a sale of Exchangeable Notes pursuant to the Tender Offer is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder), such interest or gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as a U.S. Holder. Corporate Non-U.S. Holders may also be subject to a 30% branch profits tax. If accrued and unpaid interest is effectively connected with a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment), such payments will not be subject to U.S. withholding tax so long as the relevant Non-U.S. Holder provides the Company or its paying agent with the appropriate documentation.

Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any U.S. withholding tax.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes. Information reporting requirements and backup withholding generally will not apply to the payment of cash pursuant to the Tender Offer to a Non-U.S. Holder in exchange for an Exchangeable Note if an appropriate IRS Form W-8 is duly provided by such holder, provided that the withholding agent does not have actual knowledge that the holder is a U.S. person. Information reporting requirements and backup withholding will not apply to the payment of cash to a Non-U.S. Holder in exchange for an Exchangeable Note in a sale effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker (i) is a foreign partnership that is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by U.S. persons, (ii) derives 50% or more of its gross income for certain periods in a manner that was effectively connected with the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation within the meaning of the Code, or (iv) is a U.S. person. Payment of the cash in any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding, but will be subject to the information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the cash to a Non-U.S. Holder in any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note duly provides an appropriate IRS Form W-8 or otherwise establishes an exemption. Any amount withheld from a payment to a holder of a note under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT A TAX ADVICE. ACCORDINGLY, EACH BENEFICIAL OWNER OF EXCHANGEABLE NOTES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF TENDERING EXCHANGEABLE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

DEALER MANAGERS; DEPOSITARY; INFORMATION AGENT

We have retained J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. to act as joint Dealer Managers (the “Dealer Managers”) in connection with the Tender Offer. The Dealer Managers may contact Holders regarding the Tender Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of the Exchangeable Notes.

We have agreed to pay the Dealer Managers a fee for their services as Dealer Managers in connection with the Tender Offer. In addition, we will reimburse the Dealer Managers for their reasonable out-of-pocket expenses. The Company and SH Funding have also agreed to indemnify the Dealer Managers and their affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws. At any given time, the Dealer Managers and their affiliates may trade the Exchangeable Notes or other securities of Strategic or SH Funding for their own account or for the accounts of their customers and, accordingly, may hold a long or short position in the Exchangeable Notes.

The Dealer Managers are underwriters of the Equity Offering and have provided in the past, and/or are currently providing, other investment and commercial banking and financial advisory services to us. They are lenders under the Company’s secured bank credit facility. The Dealer Managers and their affiliates may in the future provide various investment and commercial banking and other services to us for which they would receive customary compensation from us.

Global Bondholder Services Corporation has been appointed Depositary (the “Depositary”) for the Tender Offer. All deliveries and correspondence sent to the Depositary should be directed to the address set forth on the back cover of this Offer to Purchase. We have agreed to pay the Depositary reasonable and customary fees for its services and to reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Depositary for certain liabilities, including liabilities under the federal securities laws.

Global Bondholder Services Corporation has been appointed Information Agent (the “Information Agent”) for the Tender Offer. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Purchase.

In connection with the Tender Offer, directors and officers of Strategic or its subsidiaries and regular employees of Strategic or its subsidiaries (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone. The Company will, upon request, also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and customary handling and mailing expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Exchangeable Notes and in handling or forwarding tenders of Exchangeable Notes by their customers.

MISCELLANEOUS

The Tender Offer is being made to all Holders of Exchangeable Notes. We are not aware of any jurisdiction in which the making of the Tender Offer is not in compliance with applicable law. In any jurisdiction in which the Tender Offer is required to be made by a licensed broker or dealer, they shall be deemed to be made by the Dealer Managers on behalf of Strategic or one or more registered brokers or dealers licensed under the laws of such jurisdiction. If we become aware of any jurisdiction in which the making of the Tender Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Tender Offer will not be made to (nor will tenders of Exchangeable Notes be accepted from or on behalf of) the owners of Exchangeable Notes residing in any such jurisdiction.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, neither the Company nor, to the Company’s knowledge, any of its affiliates or subsidiaries or persons controlling the Company, and, to the Company’s knowledge, none of the directors, managers or executive officers of the Company or any of its subsidiaries, or any affiliates or subsidiaries of any of the foregoing, beneficially owns any Exchangeable Notes.

Neither Strategic nor any of its subsidiaries have effected any transactions involving the Exchangeable Notes during the 60 days prior to the date of this Offer to Purchase. In addition, based on the Company’s records and on information provided to Strategic by its and its subsidiaries’ directors and executive officers, to the best of Strategic’s knowledge, none of its or its subsidiaries’ directors or executive officers has effected any transactions involving the Exchangeable Notes during the 60 days prior to the date of the Offer to Purchase.

No person has been authorized to give any information or make any representation on behalf of Strategic, SH Funding, the Dealer Managers, the Depositary or the Information Agent that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

STRATEGIC HOTELS & RESORTS, INC.

The Depositary for the Tender Offer is:

Global Bondholder Services Corporation

By Mail, Overnight Courier or Hand: 65 Broadway—Suite 404 New York, New York 10006 Attn: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): (212) 430-3775 For Confirmation by Telephone: (212) 430-3774

Any questions regarding procedures for tendering Exchangeable Notes or requests for additional copies of this Offer to Purchase should be directed to the Information Agent at its address and telephone numbers set forth below. Questions regarding the terms of the Tender Offer should be directed to the Dealer Managers at their address and telephone numbers set forth below.

The Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 389-1500

The Dealer Managers for the Tender Offer are:

J.P. Morgan Securities Inc.	Deutsche Bank Securities Inc.

383 Madison Avenue New York, New York 10179 Attn: Equity Syndicate Desk Telephone: (800) 261-5767	60 Wall Street New York, New York 10005 Attn: Equity Capital Markets Syndicate Desk Telephone: (212) 250-5600